UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41663

Chanson International Holding

No. 26 Culture Road, Tianshan District

Urumqi, Xinjiang, China

+86-0991-2302709

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Change of Auditor

On July 10, 2023, Chanson International Holding (the “Company”) appointed Assentsure PAC (“Assentsure”) as its independent registered public accounting firm, effective on the same day. Assentsure replaced Marcum Asia CPAs LLP (“Marcum Asia”), the former independent registered public accounting firm of the Company, which the Company dismissed on July 9, 2023. The appointment of Assentsure and the dismissal of Marcum Asia were made after careful consideration and evaluation process by the Company and were approved by the audit committee of the board of directors of the Company. The Company’s decision was not as a result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Marcum Asia served as the Company’s independent public accounting firm since November 10, 2022. The audit report of Marcum Asia on the consolidated financial statements of the Company as of December 31, 2022 and for the fiscal year ended December 31, 2022 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the Company’s engagement of Marcum Asia until July 9, 2023, there had been no disagreements with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

During the Company’s engagement of Marcum Asia until July 9, 2023, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management in the Risk Factors section of the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, or SEC, on May 1, 2023.

The Company has provided Marcum Asia with a copy of the above disclosure and requested that Marcum Asia furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the above statement. A copy of Marcum Asia’s letter is filed as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Assentsure, neither the Company, nor someone on behalf of the Company, has consulted Assentsure regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that Assentsure concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

EXHIBIT INDEX

Number	Description of Exhibit

16.1	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated July 11, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chanson International Holding

Date: July 11, 2023	By:	/s/ Gang Li
Gang Li
Chief Executive Officer

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